Mail Stop 3561

							November 2, 2005

John W. Swatek
Chief Financial Officer
Hanover Direct, Inc.
1500 Harbor Boulevard
Weehawken, NJ  07086


RE:	Hanover Direct, Inc.
	Form 8-K filed October 27, 2005
	File No. 1-8056

Dear Mr. Swatek:

          We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a
revision is unnecessary.   Please be as detailed as necessary in
your
explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

          Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.
1. We note that you have not yet filed the letter from KPMG as discussed in the last paragraph of the Item 4.01 disclosures. Please tell us the status of obtaining that letter. Please note that you will need to file an amended filing with revised disclosures if you are unable to obtain the required letter from KMPG.
2. We do not believe it is appropriate to file draft financial statements as an Exhibit to this Form 8-K. If management believes that these are complete financial statements, except for audit opinions or reviews, then it does not appear appropriate to label them as "drafts," and it would appear appropriate to file the financial statements on Forms 10-K and 10-Q along with the appropriate Certifications. If you revise to include the financial statements on Forms 10-K and 10-Q, then prominent disclosure of the lack of an audit or review would be appropriate.


John W. Swatek
Hanover Direct, Inc.
November 2, 2005
Page 2

3. In the third paragraph of the Item 2.02 disclosures, you state that it is probable that the Forms 10-K and 10-Q will be modified before being filed. This appears to be inconsistent with the statement that management believes the financial statements are accurate and in a form they were prepared to file. Please tell us in reasonable detail, and revise the filing to clarify, any known reasons the documents will need to be modified if the financial statements are accurate and complete.
4. The cover of your filing uses an incorrect Commission file number.
Please note for future reference your file number as shown above.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosures in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond.
Please file a cover letter or correspondence on our EDGAR system keying your responses to our comments and providing the representations requested above. Any questions regarding the above should be directed to Robert Burnett, Staff Accountant, at (202)
551-
3330, or in his absence, to me at (202) 551-3841.

							Sincerely,



							Michael Moran
						            Branch Chief


??

??

??

??